CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS

		August 31, 2009		August 31, 2008 As Restated – Note 8
ASSETS				
CURRENT				
Cash	$	10,337,128	$	10,932,737
Accounts receivable (Note 4)		7,571,016		4,622,959
Marketable securities (Note 5)		147,655		187,229
Prepaid expenses and other assets (Note 6)		3,481,744		2,052,400
Inventory		477,978		597,872
		22,015,521		18,393,197
PROPERTYAND EQUIPMENT, net (Note 7)		3,738,812		3,802,706
INTANGIBLE ASSETS (Notes 3(a) and 3(b) and Note 9)		14,410,019		14,967,377
GOODWILL (Notes 3(a) and 3(b) and Note 9)		7,010,875		6,335,441
CURRICULUM DEVELOPMENT COSTS AND OTHER ASSETS		202,724		318,844
	$	47,377,951	$	43,817,565
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities (Note 10)	$	5,384,767	$	4,793,616
Income taxes payable		481,352		433,419
Deferred educational revenue		15,010,112		12,033,086
Capital lease obligations (Note 7)		98,231		58,543
Long-term debt – current portion (Note 11)		182,112		583,106
Due to related parties (Note 22)		274,563		315,911
		21,431,137		18,217,681
FUTURE INCOME TAX LIABILITIES (Note 16)		1,741,607		1,573,545
CAPITAL LEASE OBLIGATIONS (Note 7)		291,220		176,143
LONG-TERM DEBT (Note 11)		44,327		10,322
		23,508,291		19,977,691
NON-CONTROLLING INTERESTS (Note 3(a))		1,198,606		1,345,067
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 12)		44,350,606		44,350,606
CONTRIBUTED SURPLUS (Note 13)		4,944,877		4,363,779
WARRANTS (Note 12)		648,600		-
TREASURY SHARES HELD (Note 14)		(4,325,491)		(3,948,460)
ACCUMULATED OTHER COMPREHENSIVE LOSS		(440,725)		(396,898)
DEFICIT		(22,506,813)		(21,874,220)
		22,671,054		22,494,807
	$	47,377,951	$	43,817,565

COMMITMENTS AND CONTINGENCIES (Note 17)
SUBSEQUENT EVENTS (Note 24)

Approved on behalf of the Board:

"Toby Chu"
Director

"David Hsu"
Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
REVENUES		
Educational	$ 43,236,630	$ 29,693,828
Design and advertising	1,314,328	2,340,875
Consulting	-	293,345
	44,550,958	32,328,048
DIRECT COSTS		
Educational	15,595,946	11,270,968
Design and advertising	638,402	1,344,087
	16,234,348	12,615,055
OTHER EXPENSES		
General and administrative (Note 20)	25,351,076	20,140,966
Amortization	1,636,761	1,910,940
Stock-based compensation	581,098	1,658,869
	27,568,935	23,710,775
	747,675	(3,997,782)
INTEREST INCOME	72,255	264,379
LOSS ON DISPOSAL OF ASSETS	-	(5,599)
GAIN (LOSS) ON MARKETABLE SECURITIES (Note 5)	-	(53,554)
IMPAIRMENT IN VALUE OF MARKETABLE SECURITIES (Note 5)	-	(1,364,246)
DILUTION GAIN ON SUBSIDIARY SHARE ISSUANCES (Note 3(a))	-	2,192,524
INTEREST ON LONG-TERM DEBT	(41,579)	(252,155)
INTEREST COSTS ON LONG-TERM DEBT (Note 11)	-	(2,053,901)
INCOME (LOSS) BEFORE INCOME TAXES	778,351	(5,270,334)
INCOME TAX PROVISION (Note 16)		
Current income tax provision	(116,415)	(354,213)
Future income tax provision	(168,826)	(29,747)
	(285,241)	(383,960)
INCOME (LOSS) AFTER INCOME TAXES	493,110	(5,654,294)
NON-CONTROLLING INTERESTS	(477,103)	(43,821)
NET INCOME (LOSS)	$ 16,007	$ (5,698,115)
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ 0.00	$ (0.10)
COMPREHENSIVE INCOME (LOSS)		
Net income (loss)	$ 16,007	$ (5,698,115)
Realized, unrealized and market adjustments	(43,827)	(164,452)
Comprehensive income (loss)	$ (27,820)	$ (5,862,567)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic	61,258,923	56,040,267
Diluted	61,292,967	56,040,267

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

		Year Ended August 31, 2009		Fourteen Months Ended August 31, 2008
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)				
Balance, beginning of period	$	(396,898)	$	(232,446)
Cumulative adjustment from adoption of CICA Handbook Section 3855 (Note 5)		-		206,166
Adjusted balance, beginning of period		(396,898)		(26,280)
Amounts realized in connection with dilution gain		-		(80,075)
Unrealized translation adjustments		(4,253)		130,189
Decrease in fair value of marketable securities		(39,574)		(420,732)
Balance, end of period	$	(440,725)	$	(396,898)
Ending balance of accumulated other comprehensive income (loss) comprised of:				
Unrealized translation adjustments	$	(440,725)	$	(396,898)
Balance, end of period	$	(440,725)	$	(396,898)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
DEFICIT, BEGINNING OF PERIOD	$ (21,874,220)	$ (16,176,105)
NET INCOME (LOSS)	16,007	(5,698,115)
CHARGES ON SHARE PURCHASE WARRANT EXTENSION (Note 12)	(648,600)	-
DEFICIT, END OF PERIOD	$ (22,506,813)	$ (21,874,220)

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		
Net income (loss)	$ 16,007	$ (5,698,115)
Adjusted for items not involving cash:		
- loss (gain) from sale of marketable securities	-	53,554
- amortization of deferred consulting revenue	-	(293,345)
- amortization of property, equipment and intangible assets	1,636,761	1,910,940
- accrued and unearned interest	-	(89,788)
- stock-based compensation	581,098	1,658,869
- interest costs on debt settlement	-	2,053,901
- unrealized foreign exchange loss	-	(142,369)
- amortization of deferred curriculum costs	41,816	9,979
- dilution gain on subsidiary share issuances	-	(2,192,524)
- impairment of marketable securities	-	1,364,246
- future income tax provision	168,826	29,747
- non-controlling interests	477,103	43,821
Net changes in non-cash working capital items (Note 21)	(591,716)	1,469,725
NET CASH FROM OPERATING ACTIVITIES	2,329,895	178,641
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Purchases of property and equipment	(753,097)	(864,628)
Acquisition of net assets of business entities	(675,434)	(7,786,154)
Curriculum development costs	(138,543)	(13,170)
Disposal of controlling interest in AIMI, net of cash received (Note 3(f))	(401,980)	-
Net cash from (used in) marketable securities transactions	-	(54,922)
NET CASH USED IN INVESTING ACTIVITIES	(1,969,054)	(8,718,874)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Proceeds from issuance of shares	-	8,652,489
Proceeds from shares issued to non-controlling interests in AIMI	-	571,637
Treasury share transactions	(377,031)	(2,081,470)
Advances to related parties	(82,919)	(124,447)
Non-controlling interest draws	(60,000)	(60,000)
Lease obligation repayments	(56,939)	(95,379)
Repayment of loan	(366,990)	(181,571)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(943,879)	6,681,259
FOREIGN EXCHANGE EFFECTS ON CASH	(12,571)	361,342
NET DECREASE IN CASH	(595,609)	(1,497,632)
CASH, BEGINNING OF PERIOD	10,932,737	12,430,369
CASH, END OF PERIOD	$ 10,337,128	$ 10,932,737

SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	$ 49,237	$ 333,530
Income taxes paid	$ 31,198	$ 183,214

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the "Company") is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada. The Company's current business operations include education and media communications. The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. ("CIBT"), Sprott-Shaw Degree College Corp. ("SSDC"), and IRIX Design Group Inc. ("IRIX") (Note 3). The Company's education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC in Canada. CIBT's educational operations are based in Asia, and SSDC's educational operations are based in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and the United States. On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars. The Company's functional currency is the Canadian dollar. All dollar amounts in these financial statements are expressed in Canadian dollars unless otherwise stated. Refer to Note 2 (foreign currency translation).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the valuation of acquired property and equipment, intangible assets and goodwill, useful lives for amortization of assets and liabilities including intangible assets, deferred costs and revenues, determination of fair value for stock-based transactions, and recoverability of long-lived assets. Financial results as determined by actual events could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated on consolidation. Through August 31, 2008, the Company consolidated the accounts of Asia Interactive Media Inc., a variable interest entity in which the Company was deemed to be the primary beneficiary. During the year ended August 31, 2009, the Company recorded the disposal of this variable interest entity (refer to Note 3 (f)).

Foreign currency translation
The CIBT subsidiaries in China maintain their accounting records in Chinese RMB. The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company's reporting currency is Canadian dollars. The Company's integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. The Company's self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign currency translation (cont'd)
The Company follows the temporal method of accounting for the translation of foreign currency into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur. Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period. Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars with the Canadian dollar being its functional currency for all periods presented. The Company believes that Canadian dollars best reflect its most significant operations, being those of SSDC, which are conducted primarily in Canadian dollars. In accordance with Canadian generally accepted accounting principles, the Company previously used the current rate method to translate all amounts presented to United States dollars. Under the current rate method, all assets and liabilities were translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity. As at August 31, 2008, using United States dollars as the reporting currency, the Company had a cumulative translation loss of US$9,726, whereas, using Canadian dollars as the reporting currency, the Company had a cumulative translation loss of $396,898.

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) ("NextMart"), whose common shares are traded in the public equity markets. For all periods presented, the Company's interest in NextMart does not represent a position of control or significant influence. To June 30, 2007, the investment in NextMart was accounted for at the lower of cost and market value. To June 30, 2007, the market value of the NextMart shares owned by the Company has exceeded their carrying value and accordingly no impairment provisions have been recorded. Effective July 1, 2007, the Company adopted the provisions of Handbook Section 3855 – Financial Instruments - Recognition and Measurement whereby the Company's accounting for its investment in NextMart has changed as described in more detail in Changes in Accounting Policies (b) and Note 5 below.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Property and equipment
Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over the lesser of 5 years and remaining lease term; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years. The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management. The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Curriculum development costs
The Company capitalizes direct costs incurred in developing programs and curriculums for new courses. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from 12 months to 48 months) upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees
CIBT capitalizes direct fees incurred in connection with proposed private debt financings. Finance fees are offset against the proceeds of the financing and amortized using the effective interest method. Previously capitalized amounts are charged to operations if the financing is not completed.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Intangible assets
The Company's finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value. Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances. An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies. Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill is expensed in the period of impairment.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. IRIX recognizes revenue for service provided on a completed contract basis. Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection. If losses are expected on contracts before substantial completion, full provision is made for such losses. CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction. Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs. SSDC recognizes tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned. The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based compensation
The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company's stock option plan. The Company has adopted the recommendations of the CICA Handbook, Section 3870, "Stock-based Compensation and Other Stock-based Payments", whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model.

Income taxes
The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Earnings (loss) per share

The Company follows the treasury stock method for determining earnings (loss) per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period. Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.

Comprehensive Income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency, all of which are not included in the calculation of net earnings until realized. As a result of adopting this standard, effective July 1, 2007 the Company (i) recorded an increase in accumulated other comprehensive income and marketable securities of $420,732 representing the excess of the fair value of the marketable securities over the carrying value, and (ii) reclassified to accumulated other comprehensive income amounts previously reported as cumulative translation adjustments. Information pertaining to comprehensive income items is presented in the Company's Statements of Income (Loss) and Comprehensive Income (Loss).

Financial Instruments

The following is a summary of the classes of financial instruments included in the Company's consolidated balance sheet as well as their designation by the Company under the new accounting standards:

Balance sheet item	Designation
Cash	Held-for-trading (i)
Short-term investments	Held-for-trading (i)
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Short-term loans	Other liabilities

(i) Upon adoption of these new standards, the Company designated its cash, term deposits and short-term investments as held-for-trading, which are measured at fair value.

All financial instruments are measured on the balance sheet at fair value except for loans and receivables and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value for held-for-trading financial assets are recognized in net income (loss) for the period. All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments, which is dependent on their initial classification, is summarized as follows:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. All premiums or discounts are amortized into operations using the effective interest method.

• Available-for-sale financial assets are measured at fair value, with unrealized holding gains and losses recorded in other comprehensive income until the asset is realized or otherwise impaired, at which time realized gains, losses and impairment charges will be recorded in operations.

• Held-for-trading financial instruments are measured at fair value. All realized and unrealized gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.

The Company accounts for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:

• For financial assets or liabilities classified as held for trading, all transaction costs are immediately charge to operations.

• For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification. Subsequently, as per the carrying value of the related financial asset or liability, amounts are subject to either effective interest amortization or fair market value adjustments. All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise. Except as described in Note 5, the adoption of this new standard did not have a significant effect on the consolidated financial statements of the Company as of July 1, 2007. Refer to Note 15 for further information on the classification and measurement of the Company's financial assets and financial liabilities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounting Changes
Effective July 1, 2007, the Company adopted revised CICA Handbook Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. There has been no impact resulting from the adoption of this standard as the Company has not made any voluntary changes in accounting principles since the adoption of the revised standard.

Changes in accounting policies
Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 "Capital Disclosures"; (b) Handbook Section 3862 "Financial Instruments – Disclosures"; (c) Handbook Section 3863 "Financial Instruments - Presentation"; and (d) Handbook Section 3031 "Inventories". The main requirements of these new standards and the resulting financial statement impact are described below. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

(a) Capital Disclosures, Section 1535
This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity's objectives, policies and processes for management of capital.

(b) Financial Instruments – Disclosures, Section 3862
The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

(c) Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, "Financial Instruments – Disclosure and Presentation".

(d) Inventories, Section 3031
Under this standard, which replaces Section 3030, "Inventories", inventories are required to be measured at the "lower of cost and net realizable value", which is different from the previous guidance of the "lower of cost and market". The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company's financial statements.

Future accounting standards
Recent Accounting Pronouncements
In February 2008, the CICA issued Section 3064 "Goodwill and Intangible Assets" which replace CICA Section 3062 "Goodwill and Other Intangible Assets" and CICA Section 3450 "Research and Development Costs". The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition. This new standard is applicable to fiscal years beginning on or after January 1, 2009. The Company is in the process of evaluating the impact Section 3064 will have on the Company's financial position and results of operations upon adoption.

NOTE 3 – SUBSIDIARIES

a) CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China. The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company's financial transactions in China, and its 60% interest in Weifang University Beihai College ("Beihai College") as described below.

In March 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 11. The result was an increase in the Company's ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

(a) the settlement of advances from the Company to CIBT totalling US$1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately US$0.93 per share;
(b) the acquisition of 1,548,678 common shares from treasury of CIBT at approximately US$0.93 per share for total cash consideration of US$1,444,214; and
(c) the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 common shares of the Company at a price of $1.00 per share.

The increase of the Company's ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company's 23.7% increase in the ownership of CIBT are as follows:

	Proportionate Share Acquired
Cash and cash equivalents	$ 1,009,236
Accounts receivable	294,736
Prepaids and other current assets	226,022
Property and equipment	247,481
Deferred costs and other	88,661
Intangible assets subject to amortization	161,856
Intangible assets not subject to amortization	3,572,000
Goodwill	1,664,644
Accounts payable	(357,783)
Deferred revenue	(497,302)
Due to related parties	(471,676)
Future income tax liabilities	(910,500)
Non-controlling interest	(167,470)
Net assets acquired equal to purchase price	$ 4,859,905

Purchase price comprised of:	
4,853,113 shares issued at $1.00 per share	$ 4,853,113
Non-controlling interest share of the Company equity contributions in (a) and (b) above	6,792
Total purchase price	$ 4,859,905

Goodwill has been allocated to the CIBT business segment. In connection with the balance of goodwill acquired, a total of $Nil will be deductible for tax purposes.

During the fourteen month period ended August 31, 2008, the Company underwent additional restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 11. Effective December 10 2007, Shane completed the exercise of its share purchase warrants for 5,361,667 common shares of CIBT reducing the Company's ownership in CIBT to 78.1%. On December 10, 2007, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company's common shares. Shane decided to exercise the CIBT warrants without a prior agreement by the Company to purchase these warrant shares back. The result of this second transaction was an increase in the Company's ownership in CIBT from 78.1% to 99.9%.

NOTE 3 – SUBSIDIARIES (cont'd)

a) CIBT School of Business & Technology Corp. (cont'd)

These transactions are summarized as follows:

(a) CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of US$5,000,000. The decrease in the Company's ownership percentage resulted in a gain on dilution of $2,192,524 being recorded during the three month period ended December 31, 2007;

(b) The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company's common shares, which were measured at $5,443,800 being the fair value of the net assets acquired. The fair value of the net assets acquired was determined to be more reliably measurable than the fair value of the shares issued.

The dilution gain of $2,192,524 resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to the Company over the net book value of the Company's proportionate interest diluted in CIBT. The issue of shares by CIBT increased the proportionate interest of the non-controlling interest shareholders and decreased the proportionate interest of the Company.

In the event that the Company's common shares remain listed on the TSX Venture Exchange or the NYSE Alternext US (previously named as the American Stock Exchange), and the daily reported market price per share of the Company's common shares is equal to or greater than $3.00 per share for nine consecutive months during the two calendar year period beginning on the original date of issuance of the Company's common shares, then Shane will forfeit to the Company for no consideration a total of 966,667 common shares of the Company.

The increase of the Company's ownership in CIBT from 78.1% to 99.9% in transaction (b) above (an increase of 21.8%) has been accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company's 21.8% increase in the ownership of CIBT, as restated (refer to Note 8), are as follows:

	Proportionate Share Acquired	
Cash and cash equivalents	$ 1,322,162	
Accounts receivable	84,313	
Prepaids and other current assets	363,889	
Property and equipment	270,608	
Deferred costs and other	100,119	
Due from related parties	949,797	
Intangible assets subject to amortization	246,352	
Intangible assets not subject to amortization	3,147,000	
Goodwill	985,205	
Accounts payable	(451,922)	
Deferred revenue	(617,923)	
Future income tax liability	(830,000)	
Non-controlling interest	(125,800)	
Net assets acquired equal to purchase price	$ 5,443,800	
Purchase price comprised of:		
10,000,000 shares issued, measured at fair value of net assets acquired		$ 5,443,800
Total purchase price		$ 5,443,800

The goodwill has been allocated to the CIBT business segment. In connection with the balance of goodwill acquired, a total of $Nil will be deductible for tax purposes.

NOTE 3 – SUBSIDIARIES (cont'd)

a) CIBT School of Business & Technology Corp. (cont'd)

Establishment of Beihai College

By agreement dated August 11, 2004 (the "Weifang Agreement"), CIBT established a business venture and received a 60% interest in Beihai College from Weifang University ("Weifang") in consideration for a funding commitment to Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005. Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years). The Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected. Refer to Note 6 and Note 22.

b) Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the "SSCC Assets"). The SSCC Assets will enable the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada. The business also has locations in Vietnam, the Philippines, Jordan and China.

As consideration the Company has paid an initial amount to the vendors of $6,385,446 and incurred transaction costs of $353,030. In addition, $1,000,000 is being held in escrow which will be released 12 months after the closing date (December 17, 2007), subject to:
(a) the satisfaction of certain conditions; and
(b) adjustments based on the final determination of the working capital acquired at the time of closing.

Of the amount held in escrow, $526,190 (August 31, 2008 – $709,082), being the final adjusted amount to be paid out of escrow, has been included in the purchase price. During the current period, SSDC and the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008. The result was a reduction of the purchase price of $210,899 which resulted in a corresponding reduction in the amount of goodwill recorded in the original purchase price allocation.

In addition, the Company has agreed to pay a total of $2,159,000 of further consideration which will be paid upon the achievement of the following milestones by the newly acquired business (the "SSCC Business"):
(a) up to $886,333 if the net income of the SSCC Business before interest, taxes, depreciation and amortization is equal to or exceeds $2,300,000 for the period September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;
(b) up to a maximum of $886,333 if the EBITDA for the SSCC Business is equal to or exceeds $2,300,000 for the period August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and
(c) up to a maximum of $386,333 if the EBITDA for the SSCC Business is equal to or exceeds $2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

For the period from August 30, 2008 to August 28, 2009, EBITDA was $4,840,311 and accordingly additional purchase price payable of $886,333 has been accrued and recorded as an accrued liability as at August 31, 2009 resulting in a corresponding increase in the original amount of goodwill attributed to the business combination. The additional consideration will be reduced if the EBITDA is less than $2,300,000 for the first two fiscal years following closing.

NOTE 3 – SUBSIDIARIES (cont'd)

b) Sprott-Shaw Degree College Corp. (cont'd)

The acquisition of the SSCC Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed on the acquisition date, as restated (refer to Note 8), being as follows:

	Fair Value of Assets Acquired	
Accounts receivable	$ 5,453,877	
Inventory	703,530	
Prepaids and other current assets	380,965	
Property and equipment	2,371,397	
Intangible assets subject to amortization	3,275,000	
Intangible assets not subject to amortization	5,982,000	
Goodwill	3,161,203	
Bank overdraft	(117,174)	
Accounts payable and accrued liabilities	(2,157,135)	
Deferred revenue	(10,177,278)	
Long term debt and lease obligations	(1,017,542)	
Due to related parties	(411,285)	
Net assets acquired equal to purchase price	$ 7,447,558	
Purchase price comprised of:		
Cash		$ 7,094,528
Acquisition costs		353,030
Total purchase price		$ 7,447,558

The goodwill has been allocated to the SSDC business segment. In connection with the balance of goodwill acquired, a total of $2,155,937 will be deductible for tax purposes.

c) Tourism Training Institute

On April 30, 2008, the Company acquired the primary assets and liabilities used in the operation of Tourism Training Institute ("TTI" and the "TTI Assets"). The TTI Assets will enable the Company to continue to operate the TTI business which consists of developing and delivering tourism educational systems. TTI is an accredited education institution based in Vancouver with branch offices in Beijing, and has exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses. As consideration the Company paid $201,648 to the vendors and incurred transaction costs of $19,774.

The acquisition of the TTI Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

	Fair Value of Assets Acquired	
Accounts receivable	$ 92,268	
Property and equipment	24,000	
Intangible assets subject to amortization	281,247	
Deferred revenue	(176,093)	
Net assets acquired equal to purchase price	$ 221,422	
Purchase price comprised of:		
Cash		$ 201,648
Acquisition costs		19,774
Total purchase price		$ 221,422

NOTE 3 – SUBSIDIARIES (cont'd)

c) Tourism Training Institute (cont'd)

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

TTI's Canadian operations have been integrated with SSDC's operations in Canada, and TTI's China operations have been integrated with CIBT's operations in Beijing.

d) Concordia Career College / Modus International Language Institute

On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively "Concordia Group" and the "Concordia Group Assets"). The Concordia Group Assets will enable the Company to continue to operate the Concordia Group business which consists of career and English language schools with a special focus on the Korean, Japanese and Latin American markets. The Concordia Group is based in Vancouver, with Concordia Career College being a registered member of the Private Career Training Institutions Agency and Modus International Language Institute being a registered member of the Canadian Education Centre Network.

The operations of the Concordia Group have been integrated with SSDC's operations in Canada. As consideration the Company will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within the 18 month period.

e) IRIX Design Group Inc.

IRIX, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong. The operations of IRIX include the accounts of its wholly-owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong company.

f) Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. ("AIMI"), a US reporting company, US$150,000 in exchange for an 8% convertible promissory note due February 9, 2009. The loan is to be used by AIMI for general and administrative purposes. At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of US$0.01 per share. As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company's loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.

During the period from February 9, 2007 to December 31, 2007, AIMI received subscriptions of US$648,300 towards the issuance of a total of 1,634,491 common shares at prices ranging from US$0.22 per share to US$0.50 per share. These shares have diluted the Company's potential ownership interest in AIMI to 69%. In addition, concurrent with the loan being advanced, certain members of the Company's management team and Board of Directors became members of AIMI's Board of Directors.

The Company has identified AIMI as a variable interest entity ("VIE") as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support. The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI's activities or is entitled to receive a majority of the AIMI's residual returns or both. Accordingly, for the period February 9, 2007 to June 30, 2007 and the 2008 fiscal period, the Company's financial position and results of operations includes that of AIMI offset by a non-controlling interest in the increase in net assets of AIMI.

NOTE 3 – SUBSIDIARIES (cont'd)

f) Asia Interactive Media Inc. (cont'd)

On September 29, 2008, AIMI repaid the US$150,000 loan plus accrued interest of US$19,233 to the Company. In addition, members of the Company's management team and Board of Directors resigned from AIMI's Board of Directors on September 29, 2008. Accordingly, effective September 29, 2008, the Company ceased to consolidate AIMI and the results of operations and cash flows for all periods presented have been presented on a discontinued operations basis. For the period from September 1, 2008 to September 29, 2008 the results of operations of AIMI was $NIL and the gain (loss) resulting from the disposal of AIMI was $NIL.

As of September 29, 2008, the assets and liabilities of AIMI disposed of were as follows:

Cash	$	581,114
Other assets		177,909
Accounts payable and accrued liabilities		(39,352)
Due to related parties		(18,429)
Loan payable to CIBT Education Group Inc.		(179,134)
Non-controlling interests		(522,108)
	$	-

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2009 and 2008:

	August 31, 2009		August 31, 2008	
Trade receivables	$	7,999,851	$	5,527,214
Less: allowance for bad debts		(428,835)		(904,255)
	$	7,571,016	$	4,622,959

NOTE 5 – MARKETABLE SECURITIES

At August 31, 2009, marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) ("NextMart"). The investment in NextMart for the period from September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period.

Effective July 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, whereby the Company's investment in NextMart commenced being recorded at market value. On adoption of Section 3855, the Company classified its investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period. During the fourteen month period ended August 31, 2008, the Company recorded an unrealized loss into other comprehensive income of $420,732 resulting from the adoption of Section 3855. As at August 31, 2008, the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $1,364,246.

During the year ended August 31, 2009, the Company recorded a mark to market adjustment in the Canadian dollar equivalent carrying value of the investment in NextMart totaling $39,574 which was recorded as a charge to other comprehensive income.

NOTE 5 – MARKETABLE SECURITIES (cont'd)

The components of the Company's investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2009			August 31, 2008		
	Number of Shares		Carrying Value	Number of Shares		Carrying Value
Trading securities	45,000	$	1,133	45,000	$	1,437
Available-for-sale securities	5,817,824		146,522	5,817,824		185,792
	5,862,824	$	147,655	5,862,824	$	187,229
Market price	US$0.02 per share			US$0.03 per share		

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consisted of the following at August 31, 2009 and 2008:

		August 31, 2009		August 31, 2008
Prepaid expenses and deposits	$	1,830,775	$	559,804
Tuition fees held by Weifang University (Note 3(a))		1,263,118		1,492,596
Tuition fees held by Far Eastern University		159,851		-
Cash held in trust by lawyer		228,000		-
	$	3,481,744	$	2,052,400

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at August 31, 2009 and 2008:

		August 31, 2009		August 31, 2008
Furniture and equipment	$	3,753,930	$	3,182,656
Leasehold improvements		2,593,965		2,410,751
Equipment under capital lease		548,287		336,583
		6,896,182		5,929,990
Accumulated amortization - furniture and equipment		(1,858,534)		(1,314,827)
Accumulated amortization - leasehold improvements		(1,132,401)		(723,165)
Accumulated amortization - equipment under capital lease		(166,435)		(89,292)
		(3,157,370)		(2,127,284)
	$	3,738,812	$	3,802,706

During the fiscal year ended August 31, 2009, the Company recorded amortization of property and equipment totalling $1,076,219 (2008 – $735,381).

IRIX acquired certain of its equipment by way of capital leases. These leases have expiry dates ending between January 12, 2011 and December 1, 2013. The equipment is amortized as follows: $109,431 on a straight-line basis over 60 months to a residual buy out amount of $33,539, and $21,300 using a declining balance rate of 20% to a residual buy out amount of $2. Included in amortization expense for the current period is $19,012 (2008 – $22,359) relating to equipment under capital leases. Included in accumulated amortization as at August 31, 2009 is $60,353 (2008 – $41,341) relating to equipment under capital leases.

NOTE 7 – PROPERTY AND EQUIPMENT (cont'd)

SSDC acquired certain of its equipment by way of capital leases. These leases have expiry dates ending between April 30, 2012 and May 1, 2014. The equipment is amortized as follows: $417,556 using a declining balance rate of 20% to a residual buy out amount ranging from $1,500 to estimated fair market value of the equipment at the end of the lease. Included in amortization expense for the current period is $58,131 relating to equipment under capital leases. Included in accumulated amortization as at August 31, 2009 is $106,082 (2008 – $47,951) relating to equipment under capital leases.

The future minimum payments required in connection with the capital leases are as follows:

For the years ending August 31,	2010	$	137,685
	2011		144,537
	2012		88,706
	2013		59,173
	2014		53,541
			483,642
Less: amount representing interest			(94,191)
			389,451
Less: current portion			(98,231)
		$	291,220

NOTE 8 – RESTATEMENT

The consolidated financial statements of the Company for the fourteen month period ended August 31, 2008 have been restated to reflect the change in amounts allocated to certain acquired intangible assets, goodwill and deferred revenues resulting from the Company's December 2007 business combinations involving CIBT and SSDC as described in Notes 3 (a) and (b). The August 31, 2008 purchase price allocations relating to these business combinations were amended. The Company's previously issued financial statements have been restated to give effect to these amendments as follows:

	August 31, 2008		
	As Previously Reported	As Restated	Change
CIBT			
Intangible assets subject to amortization	$ 106,352	$ 246,352	$ 140,000
Intangible assets not subject to amortization	1,725,000	3,147,000	1,422,000
Goodwill	2,156,705	985,205	(1,171,500)
Future income tax liability	(439,500)	(830,000)	(390,500)
	$ 3,548,557	$ 3,548,557	$ -

	August 31, 2008		
	As Previously Reported	As Restated	Change
SSDC			
Intangible assets subject to amortization	$ 5,158,000	3,275,000	$ (1,883,000)
Intangible assets not subject to amortization	4,369,000	5,982,000	1,613,000
Goodwill	2,874,583	3,161,203	286,620
Deferred revenue	(10,160,658)	(10,177,278)	(16,620)
	$ 2,240,925	$ 2,240,925	$ -

NOTE 8 – RESTATEMENT (cont'd)

This restatement had no significant impact on Company's prior period results of operations or shareholders' equity. Accordingly, there has been no restatement of the Company's statement of income (loss) and comprehensive income (loss), statement of accumulated other comprehensive income (loss), statement of deficit and statement of cash flows for the fourteen month period ended August 31, 2008.

NOTE 9 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:

Amounts restated (refer to Note 8)	August 31, 2009 Cost	Accumulated Amortization	Carrying Value
Intangible assets subject to amortization			
Beginning balance	$ 4,264,064	$ (1,221,027)	$ 3,043,037
Additions during the current year	-	(560,542)	(560,542)
Foreign exchange adjustments	59,524	(56,340)	3,184
Ending balance	$ 4,323,588	$ (1,837,909)	$ 2,485,679
Intangible assets not subject to amortization			
Beginning balance			$ 11,924,340
Additions during the current year			-
Ending balance			$ 11,924,340
Total intangible assets			$ 14,410,019
Goodwill			
Beginning balance			$ 6,335,441
Additions during the current year			675,434
Ending balance			$ 7,010,875

Amounts restated (refer to Note 8)	August 31, 2008 Cost	Accumulated Amortization	Carrying Value
Intangible assets subject to amortization			
Beginning balance	$ 539,755	$ (99,361)	$ 440,394
Additions during the current period	3,737,792	(1,175,559)	2,562,233
Disposals during the current period	(15,223)	5,075	(10,148)
Foreign exchange adjustments	1,740	48,818	50,558
Ending balance	$ 4,264,064	$ (1,221,027)	$ 3,043,037
Intangible assets not subject to amortization			
Beginning balance			$ 3,572,000
Additions during the current period			9,129,000
Disposals during the current period			(776,660)
Ending balance			$ 11,924,340
Total intangible assets			$ 14,967,377
Goodwill			
Beginning balance			$ 4,396,144
Additions during the current period			2,301,241
Disposals during the current period			(361,944)
Ending balance			$ 6,335,441

NOTE 9 – INTANGIBLE ASSETS AND GOODWILL (cont'd)

Amounts restated (refer to Note 8)	August 31, 2009 Cost	Accumulated Amortization	Carrying Value
Intangible assets subject to amortization			
Agreements and contracts – curriculum access	$ 348,333	$ (126,338)	$ 221,995
Internally developed curriculum – acquired	2,052,000	(228,000)	1,824,000
Foreign university cooperative agreements and others	1,923,255	(1,483,571)	439,684
	$ 4,323,588	$ (1,837,909)	$ 2,485,679
Intangible assets not subject to amortization			
Accreditations and registrations			$ 2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340
			$ 11,924,340
Total intangible assets			$ 14,410,019

Amounts restated (refer to Note 8)	August 31, 2008 Cost	Accumulated Amortization	Carrying Value
Intangible assets subject to amortization			
Agreements and contracts – curriculum access	$ 348,333	$ (41,567)	$ 306,766
Internally developed curriculum – acquired	2,052,000	(91,200)	1,960,800
Foreign university cooperative agreements and others	1,863,731	(1,088,260)	775,471
	$ 4,264,064	$ (1,221,027)	$ 3,043,037
Intangible assets not subject to amortization			
Accreditations and registrations			$ 2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340
			$ 11,924,340
Total intangible assets			$ 14,967,377

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at August 31, 2009 and 2008:

	August 31, 2009	August 31, 2008
Trade accounts payable	$ 2,346,716	$ 2,455,648
Payroll and related liabilities	1,164,802	924,305
SSDC purchase price payable	886,333	886,333
Tuition fees and grants payable	804,380	78,438
Others	182,536	448,892
	$ 5,384,767	$ 4,793,616

NOTE 11 – LONG-TERM DEBT

On April 25, 2007, CIBT completed a US$5 million debenture (due three years from issuance with interest at a rate of 8% per annum payable quarterly) and warrant financing with Shane Corporation SARL ("Shane"), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector. Shane advanced to CIBT US$5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately US$0.93 per share. CIBT paid fees in connection with the placement of this financing totalling US$500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants. CIBT paid additional costs in connection with this financing totalling US$545,600.

The Company classified the above debenture and related warrants into its component parts being a financial liability and equity instrument. The total proceeds and financing costs were allocated to their component parts on a relative -fair value basis. The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% debt with comparable terms and risk profile. The fair value of the financing warrants and the placement agent warrants was estimated using the black-scholes option pricing model using the following assumptions: expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%. Based on the above fair value determinations and the estimate of the fair value of the placement agent warrants, the amount of the proceeds and costs allocated to the debt component and equity component (contributed surplus) at the issuance are as follows:

Amount allocated to:	Contributed Surplus	Debt	Total
Proceeds received	US$ 1,300,146	US$ 3,699,854	US$ 5,000,000
Finance fees paid (including agent warrants)	(216,342)	(829,258)	(1,045,600)
Carrying value at issuance	US$ 1,083,804	US$ 2,870,596	US$ 3,954,400

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs, will be accreted to the face amount of US$5,000,000 using the effective interest method. Further, in the event that CIBT pays the debt out prior to maturity, any unamortized amount will be immediately charged to operations. Under the effective interest method, the effective rate of interest is 31%.

Effective December 10, 2007, as described in Note 3(a), Shane exercised their 5,361,667 share purchase warrants for proceeds to CIBT of US$5,000,000. CIBT and Shane agreed that as consideration in connection with the warrant exercise, Shane would settle the US$5,000,000 owed to CIBT under the debenture agreement. Also during the period, CIBT paid all interest owing to Shane totalling US$280,096. The continuity of the debt carrying value since inception is as follows:

Carrying value at issuance	US$ 2,870,596
Accretion of fair value interest and accrued finance costs	162,309
Balance at June 30, 2007	3,032,905
Accretion of fair value interest and accrued finance costs	437,212
Interest payments	(280,096)
Balance at December 10, 2007 before repayment	3,190,021
Interest costs on debt settlement	1,809,979
	5,000,000
Less: repayment	(5,000,000)
Balance at August 31, 2008 and 2009	US$ -

NOTE 11 – LONG-TERM DEBT (cont'd)

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $30,000 plus interest at the prime rate plus 0.35%	$	175,000
Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013		41,117
Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011		10,322
		226,439
Less: current portion		(182,112)
Balance at August 31, 2009	$	44,327

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 0.20%. As at August 31, 2009, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:

- a first priority security interest in the assets of SSDC
- assignment of fire and perils insurance on the property of SSDC
- postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC's financial statements, of the demand term instalment loan are as follows:

- the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time
- the adjusted fixed charge coverage ratio is not less than 1.15 to 1.0 at any time

The adjusted fixed charge coverage ratio is defined in accordance with the agreement between SSDC and the banking facility.

Principal repayments due over the next five years based on scheduled repayment amounts are as follows:

For the years ending August 31,	2010	$	182,112
	2011		7,603
	2012		2,492
	2013		2,712
	2014		31,520
		$	226,439

NOTE 12 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding		
Balance at June 30, 2007	47,840,073	$ 30,205,992
- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,443,800
- fair value of agent's warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-
Balance at August 31, 2008 and 2009	64,109,297	$ 44,350,606

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – $2,999,999) and non-brokered private placement (1,164,500 units – $2,212,550) for a total of 2,743,447 units at $1.90 per unit for total proceeds of $5,212,549. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance. For the brokered portion of the private placement, the Company paid $210,000 in fees and commissions. The Company applied the residual approach and allocated the total proceeds of $5,002,549 to the common shares and $Nil to investor warrants. In addition, the Company paid a further commission of 236,842 agent's warrants with an estimated fair value of $135,000 with each agent's warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

On January 7, 2008, the Company completed a private placement of 1,265,042 units at $1.90 per unit for total proceeds of $2,403,580. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance. The Company paid $19,950 in fees and commissions. The Company applied the residual approach and allocated the total proceeds of $2,383,630 to the common shares and $Nil to investor warrants. In addition, the Company paid a further commission of 22,500 agent's warrants with an estimated fair value of $18,675 with each agent's warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

The fair value of the agent's warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of two years; risk-free interest rate of 3.64%; expected dividend yield of 0% and an expected volatility of 42.8%.

Share purchase warrants

The Company has 5,211,919 share purchase warrants outstanding exercisable at prices ranging from $0.80 per share to $2.25 per share exercisable for periods ending from November 27, 2009 to February 13, 2010.

During the year ended August 31, 2009, the Company extended the term of certain warrants originally set to expire February 13, 2009 by one year. The fair value of this warrant extension was estimated to be $648,600. The Company originally accounted for the estimated fair value of these investor warrants using the residual approach which resulted in the related private placement unit proceeds were allocated entirely to the common shares. The fair value of this warrant extension was determined to be a cost of equity and was recorded as warrants in shareholders' equity with a corresponding charge to deficit.

NOTE 12 – SHARE CAPITAL (cont'd)

Share purchase warrants (cont'd)

The Company's share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life
Balance, June 30, 2007	4,792,505	0.73	1.34 years
- warrants issued	2,263,587	2.21	
- warrants exercised	(1,635,707)	0.59	
Balance, August 31, 2008	5,420,385	1.39	0.80 years
- warrants expired	(208,466)	0.75	
Balance, August 31, 2009	5,211,919	1.43	0.38 years

Details of warrants outstanding and exercisable as at August 31, 2009 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
2,948,332	$0.80	February 13, 2010	0.45 years
236,842	$1.90	November 27, 2009	0.24 years
1,371,724	$2.25	November 27, 2009	0.24 years
22,500	$1.90	January 7, 2010	0.35 years
632,521	$2.25	January 7, 2010	0.35 years
5,211,919			

Stock options

The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,250,000 shares at prices ranging from $0.50 per share to $2.00 per share exercisable for periods ending from December 15, 2009 to January 21, 2012.

The Company has in place a rolling stock option plan (the "Plan") whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The material terms of the Plan are as follows:

- The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
- The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of the Company's common shares preceding the grant of such options, less any permitted discount.
- Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.
- All options granted under the Plan are non-assignable and non-transferable.
- If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

NOTE 12 – SHARE CAPITAL (cont'd)

Stock options (cont'd)

The Company's stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life
Balance, June 30, 2007	4,190,000	0.91	3.56 years
- options granted during the year	970,000	1.92	
- options exercised during the year	(625,000)	0.49	
Balance, August 31, 2008	4,535,000	1.18	2.57 years
- options granted during the year	210,000	0.51	
- options expired during the year	(495,000)	1.00	
Balance, August 31, 2009	4,250,000	1.17	1.87 years

Details of options outstanding as at August 31, 2009 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
415,000	$0.50	December 15, 2009	0.29 years
1,325,000	$0.58	February 19, 2011	1.47 years
100,000	$1.70	March 19, 2011	1.55 years
750,000	$2.00	March 19, 2011	1.55 years
210,000	$0.51	January 21, 2012	2.39 years
1,450,000	$1.53	June 21, 2012	2.81 years
4,250,000	$1.17 Average Price		

Of the 4,250,000 options outstanding, a total of 3,468,750 options were exercisable as at August 31, 2009.

Stock-based compensation

On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant. The fair value of these options at the date of grant totalling $1,380,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%. The estimated fair value of the options granted to employees, officers and directors is recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On October 1, 2007, 120,000 stock options were granted to consultants of the Company at a price of $1.62 per share, exercisable for a term of one year. These options vest at a rate of 25% at the end of each of 3, 6, 9 and 12 months from the date of grant. On March 20, 2008, 850,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $1.70 per share to $2.00 per share, exercisable for a term of three years. Of these options, 100,000 vest immediately and 750,000 vest at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant. The fair value of these options at the date of grant totalling $564,500 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of three years; risk-free interest rate of 2.65%; expected dividend yield of 0% and an expected volatility of 44.1%. The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

NOTE 12 – SHARE CAPITAL (cont'd)

Stock-based compensation (cont'd)

On January 22, 2009, 210,000 stock options were granted to employees, officers and directors of the Company at a price of $0.51 per share, vested and exercisable immediately. The fair value of these options at the date of grant totalling $52,500 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.38%; expected dividend yield of 0% and an expected volatility of 75.0%. The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.

The stock-based compensation expenses are summarized as follows:

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
2006 stock option grant	$ 63,989	$ 303,476
2007 stock option grant	221,666	1,117,065
2008 stock option grant	242,943	238,328
2009 stock option grant	52,500	-
	$ 581,098	$ 1,658,869

NOTE 13 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance, June 30, 2007	$ 2,448,670
Stock compensation on vesting of stock options	1,658,869
Surplus from sale of treasury shares	304,565
Fair value of agent's warrants for private placement	153,675
Allocated to share capital on exercise of options	(202,000)
Balance, August 31, 2008	4,363,779
Stock compensation on vesting of stock options	581,098
Balance, August 31, 2009	$ 4,944,877

NOTE 14 – TREASURY SHARES

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. As at August 31, 2009, 3,146,496 common shares with an accumulated cost of $4,325,491 have been recorded as treasury shares held. On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company. The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008. On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. The TSX normal course issuer bid will expire on October 8, 2009.

NOTE 14 – TREASURY SHARES (cont'd)

Details of changes in the Company's treasury shares balance are as follows:

	Number	Value
Balance, June 30, 2007	1,407,196	$ 1,562,425
Purchases of treasury shares	1,843,500	3,369,470
Carrying value of treasury shares sold during the period	(800,000)	(983,435)
Balance, August 31, 2008	2,450,696	3,948,460
Purchases of treasury shares	695,800	377,031
Balance, August 31, 2009	3,146,496	$ 4,325,491

NOTE 15 – FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

- Held-to-maturity investments measured at amortized cost using effective interest method;
- Available-for-sale assets measured at fair value;
- Assets and liabilities held-for-trading measured at fair value;
- Loans and receivables measured at amortized cost using effective interest method; and
- Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company's financial assets and liabilities as at August 31, 2009 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets					
Cash and cash equivalents	$ 10,337,128	$ -	$ -	$ -	$ 10,337,128
Accounts receivable	-	-	7,571,016	-	7,571,016
Marketable securities	1,133	146,522	-	-	147,655
Other assets	-	-	-	-	-
	$ 10,338,261	$ 146,522	$ 7,571,016	$ -	$ 18,055,799
Financial Liabilities					
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 5,384,767	$ 5,384,767
Long-term debt	-	-	-	226,439	226,439
Due to related parties	-	-	-	274,563	274,563
	$ -	$ -	$ -	$ 5,885,769	$ 5,885,769

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The fair value of the Company's financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments. The fair value of the Company's marketable securities is based on quoted prices in an active market. The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate. It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

NOTE 16 – INCOME TAXES

The Company's operations are subject to income taxes primarily in Canada and China. The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 30.17% (2008 – 32.62%).

The following table is a reconciliation of income tax expense at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Income (Loss).

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
Income (loss) before taxes	$ 778,351	$ (5,270,334)
Statutory Canadian income tax rate	30.17%	32.62%
Income tax expense (recovery) at statutory rate	234,828	(1,719,183)
Effect of differences in foreign tax rates	(37,166)	(181,429)
Expired non-capital loss carry-forwards	927,069	428,410
Non-deductible expenses (income), net	49,954	670,349
Differences between current year rate and rates used to measure future income taxes	9,644	309,692
Changes in corporate tax rates	170,313	236,705
Tax effect of dilution gain included in dilution gain	-	196,702
Differences in prior period tax returns as filed	(213,282)	(52,419)
Other taxes	19,263	50,288
Change in valuation allowance	(871,472)	452,347
Other	(3,910)	(7,502)
Income tax provision	$ 285,241	$ 383,960

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
		As Restated – Note 8
Future income tax assets		
Canada		
Non-capital loss carry-forwards	$ 2,406,007	$ 2,815,534
Share issuance costs	122,738	209,552
Investments	440,826	450,091
Property and equipment	10,044	23,887
China		
Non-capital loss carry-forwards	133,856	104,059
Property and equipment	23,204	21,003
Total future income tax assets before valuation allowance	3,136,675	3,624,126
Less: valuation allowance	(2,632,105)	(3,503,577)
	504,570	120,549
Future income tax liabilities		
Canada		
Property and equipment	(19,376)	(6,217)
Intangible assets	(627,974)	(57,197)
China		
Property and equipment	(104,322)	(97,255)
Intangible assets	(1,494,505)	(1,533,425)
	(2,246,177)	(1,694,094)
Net future income tax liabilities	$ (1,741,607)	$ (1,573,545)

NOTE 16 – INCOME TAXES (cont'd)

The following table details the movement in the valuation allowance.

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
Beginning balance	$ 3,503,577	$ 3,051,230
Current period tax losses and temporary differences	98,240	1,005,576
Expired tax losses during the period	(927,069)	(428,410)
Impact of change in statutory rates on opening balance	(170,313)	(236,705)
Differences in prior period tax returns as filed	118,747	104,388
Other	8,923	7,498
	(871,472)	452,347
Ending balance	$ 2,632,105	$ 3,503,577

The Company has non-capital losses available to offset future taxable income which are detailed in the following table together with the year of expiry.

Year of Expiry	China	Canada	Total
2012	$ 36,032	$ -	$ 36,032
2013	140,310	1,396,409	1,536,719
2014	359,083	928,481	1,287,564
2025	-	587,698	587,698
2026	-	856,335	856,335
2027	-	2,985,352	2,985,352
2028	-	2,554,479	2,554,479
2029	-	262,241	262,241
	$ 535,425	$ 9,570,995	$ 10,106,420

NOTE 17 – COMMITMENTS AND CONTINGENCIES

CIBT entered into a lease agreement on behalf of the Company for the Company's corporate office space in Vancouver, B.C., as renewed, for a 60 month term (from November 1, 2009 to October 31, 2014). Under the renewed lease agreement the minimum annual rate for the term of the lease is $88,152 for the first three years and $91,680 for the final two years plus taxes and operating costs.

The Company has estimated future minimum lease payments under this operating lease as follows:

For the years ending August 31,	2010	$ 85,212
	2011	88,150
	2012	88,150
	2013	91,088
	2014	91,676
		$ 444,276

During 2007, CIBT's subsidiaries in China entered into various lease agreements in Beijing and Weifang. CIBT has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2010	$ 129,663
	2011	125,277
		$ 254,940

NOTE 17 – COMMITMENTS AND CONTINGENCIES (cont'd)

SSDC is committed to payments consisting of office and campus premises rental and operating leases for equipment. SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2010	$ 1,156,424
	2011	1,148,229
	2012	917,611
	2013	380,105
	2014	161,369
		$ 3,763,738

NOTE 18 – RISK MANAGEMENT

The Company is engaged primarily in operations in the People's Republic of China ("PRC") and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks. The Company manages all risk issues directly. The Company is engaged primarily in service related industries and manages related industry risk issues directly. The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk. In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company's ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2009 is reported net of allowance for bad debts of $428,835 (August 31, 2008 – $904,255). The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan. A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

NOTE 18 – RISK MANAGEMENT (cont'd)

Liquidity risk (cont'd)

The following table summarizes the obligations of the Company's financial liabilities, including service obligations with respect to deferred revenues, and operating commitments as at August 31, 2009:

	2009					2008
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total
Accounts payable and accrued liabilities	$ 5,384,767	$ -	$ -	$ -	$ 5,384,767	$ 4,793,616
Income taxes payable	481,352	-	-	-	481,352	433,419
Deferred revenues	15,010,112	-	-	-	15,010,112	12,033,086
Capital leases	98,231	240,215	51,005	-	389,451	234,686
Long-term debt	182,112	44,327	-	-	226,439	593,428
Operating leases	1,371,299	2,838,610	253,045	-	4,462,954	4,096,596
	$ 22,527,873	$ 3,123,152	$ 304,050	$ -	$ 25,955,075	$ 22,184,831

NOTE 19 – CAPITAL DISCLOSURES

The Company's objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders. The Company's overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders' equity, short-term debt and long-term debt. The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets. The Company monitors its capital using various financial ratios and non-financial performance indicators. The Company's primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions. The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the short-term debt and long-term debt.

NOTE 20 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
Advertising	$ 5,699,158	$ 4,274,380
Bank charges and interest	198,838	160,996
Consulting and management fees	1,230,128	1,721,311
Directors insurance	79,074	58,927
Investor relations	49,892	153,373
Office and general	3,395,149	2,629,833
Professional fees	1,544,022	1,481,700
Regulatory fees	58,149	165,082
Rent	3,019,407	2,171,429
Salaries and benefits	9,631,436	6,802,026
Travel and promotion	445,823	521,909
	$ 25,351,076	$ 20,140,966

NOTE 21 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008
Accounts receivable	$ (2,944,714)	$ 1,626,859
Prepaid expenses	(1,368,736)	(1,222,599)
Inventory	119,894	105,658
Accounts payable and accrued liabilities	666,307	52,136
Income taxes payable	30,669	171,300
Deferred revenues and fees	2,875,843	869,052
Other assets	29,021	(132,681)
	$ (591,716)	$ 1,469,725

NOTE 22 – RELATED PARTY TRANSACTIONS

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB). Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected. As at August 31, 2009, Weifang owed $2,008,503 (August 31, 2008 – $2,284,501) to CIBT. In addition, as at August 31, 2009, CIBT owed $790,546 (August 31, 2008 – $1,173,474) to Weifang.

As at August 31, 2009, a balance of $274,563 (August 31, 2008 – $315,911) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company. Included in the amounts due to related parties is $179,031 (August 31, 2008 – $233,323) due to a non-controlling partner in one of the SSDC campus operations. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended August 31, 2009 the Company and its subsidiaries incurred $1,538,411 (2008 – $1,338,627) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX. A bonus of $300,000 is payable to the CEO of the Company in quarterly instalments of $75,000 per quarter. In addition, a bonus of $224,031 is payable to the President of SSDC.

NOTE 23 – SEGMENTED INFORMATION

The Company's primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC operates technical and career training schools and IRIX conducts web design and advertising services. The Company's corporate operations are also in Canada. Transactions between CIBT, SSDC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation. Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments

Year Ended August 31, 2009

	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues					
Educational	$ 9,576,706	$ 33,659,924	$ -	$ -	$ 43,236,630
Design and advertising	-	-	1,314,328	-	1,314,328
Consulting income	-	-	-	-	-
	$ 9,576,706	$ 33,659,924	$ 1,314,328	$ -	$ 44,550,958
Revenues, net of direct costs	$ 5,201,160	$ 22,439,524	$ 675,926	$ -	$ 28,316,610
Other expenses and items:					
Amortization	(651,813)	(893,541)	(29,484)	(61,923)	(1,636,761)
General and administrative	(4,037,187)	(17,333,591)	(770,652)	(3,209,646)	(25,351,076)
Stock-based compensation	-	-	-	(581,098)	(581,098)
Interest on long-term debt	-	(41,579)	-	-	(41,579)
Interest costs on debt settlement	-	-	-	-	-
Gain on subsidiary share transactions	-	-	-	-	-
Gain (loss) on marketable securities	-	-	-	-	-
Impairment of marketable securities	-	-	-	-	-
Loss on disposal of assets	-	-	-	-	-
Non-controlling interests	(1,856)	(474,808)	-	(439)	(477,103)
Other income	45,831	-	9	26,415	72,255
Income tax recovery (provision), net	4,115	(289,356)	-	-	(285,241)
Inter-segment transactions	-	(2,342,337)	73,420	2,268,917	-
Net income (loss)	$ 560,250	$ 1,064,312	$ (50,781)	$ (1,557,774)	$ 16,007
Total assets	$ 16,643,989	$ 29,861,938	$ 217,610	$ 654,414	$ 47,377,951
Property and equipment	$ 1,287,078	$ 2,343,921	$ 101,175	$ 6,638	$ 3,738,812
Intangible assets	$ 6,325,324	$ 7,883,800	$ -	$ 200,895	$ 14,410,019
Goodwill	$ 2,287,905	$ 4,722,970	$ -	$ -	$ 7,010,875
Capital expenditures	$ 304,347	$ 443,953	$ 4,797	$ -	$ 753,097

Fourteen Months Ended August 31, 2008

	CIBT (China) As Restated (Note 8)	SSDC (Canada) As Restated (Note 8)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues					
Educational	$ 8,623,121	$ 21,070,707	$ -	$ -	$ 29,693,828
Design and advertising	-	-	2,340,875	-	2,340,875
Consulting income	-	-	-	293,345	293,345
	$ 8,623,121	$ 21,070,707	$ 2,340,875	$ 293,345	$ 32,328,048
Revenues, net of direct costs	$ 4,553,107	$ 13,869,753	$ 996,788	$ 293,345	$ 19,712,993
Other expenses and items:					
Amortization	(429,281)	(1,422,150)	(36,896)	(22,613)	(1,910,940)
General and administrative	(3,539,573)	(11,629,666)	(1,057,699)	(3,914,028)	(20,140,966)
Stock-based compensation	-	-	-	(1,658,869)	(1,658,869)
Interest on long-term debt	(193,494)	(44,395)	-	(14,266)	(252,155)
Interest costs on debt settlement	-	-	-	(2,053,901)	(2,053,901)
Gain on subsidiary share transactions	-	-	-	2,192,524	2,192,524
Gain (loss) on marketable securities	-	-	-	(53,554)	(53,554)
Impairment of marketable securities	-	-	-	(1,364,246)	(1,364,246)
Loss on disposal of assets	(5,599)	-	-	-	(5,599)
Non-controlling interests	(82,014)	(94,935)	-	133,128	(43,821)
Other income	157,684	143	-	106,552	264,379
Income tax recovery (provision), net	(383,960)	-	-	-	(383,960)
Inter-segment transactions	(235,922)	(924,932)	65,334	1,095,520	-
Net income (loss)	$ (159,052)	$ (246,182)	$ (32,473)	$ (5,260,408)	$ (5,698,115)
Total assets	$ 18,071,965	$ 23,106,186	$ 400,316	$ 2,239,098	$ 43,817,565
Property and equipment	$ 1,393,275	$ 2,275,272	$ 125,862	$ 8,297	$ 3,802,706
Intangible assets	$ 6,515,885	$ 8,190,333	$ -	$ 261,159	$ 14,967,377
Goodwill	$ 2,287,905	$ 4,047,536	$ -	$ -	$ 6,335,441
Capital expenditures	$ 682,453	$ 170,095	$ 12,080	$ -	$ 864,628

NOTE 24 – SUBSEQUENT EVENTS

On October 1, 2009, $225,000 of the $300,000 bonus owing to the CEO of the Company was paid. The CEO of the Company used the $225,000 bonus payment to purchase 592,104 common shares of the Company from the Company's treasury account. The common shares in the treasury account were accumulated through the TSX normal course issuer bid.

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share. The financing will be undertaken with several purchasers, including institutional investors, in two tranches. Finders' fees will be payable in connection with a portion of the financing.

On November 4, 2009, the Company closed the first tranche of the non-brokered private placement. Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share. The Company incurred a finders' fee consisting of a cash commission of $105,000 and finder's warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.

On November 18, 2009, the Company entered into a joint engagement letter with two U.S. based investment firms (the "Underwriters") recording the intention of the parties to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company. In accordance with U.S. securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010. The proceeds will be used to finance future acquisitions and working capital. The exact terms of the financing are subject to negotiation between the Company and the Underwriters, and acceptance by regulatory bodies.

On November 24, 2009, the Company closed the second tranche of the non-brokered private placement. Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share. The Company incurred a finders' fee consisting of a cash commission of $108,243 under the second tranche closing. Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.